CUSIP No. 421933 10 2                                        (Page 1 of 5 Pages)




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                       Health Management Associates, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   421933 10 2
--------------------------------------------------------------------------------

                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]   Rule 13d-1(b)

      [_]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)


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CUSIP No. 421933 10 2                                        (Page 2 of 5 Pages)



                                       13G

====================================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William J. Schoen
--------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)[_]
             (See Instructions)                                                                              (b)[_]
--------------------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------------------------------------------
                 5        SOLE VOTING POWER - 10,602,011

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------------------------------------------
                 6        SHARED VOTING POWER - 0

                ----------------------------------------------------------------------------------------------------
                 7        SOLE DISPOSITIVE POWER - 10,602,011

                ----------------------------------------------------------------------------------------------------
                 8        SHARED DISPOSITIVE POWER  - 6,077,570

--------------------------------------------------------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,679,581
--------------------------------------------------------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                               [_]
             (See Instructions)
--------------------------------------------------------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.6%
--------------------------------------------------------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON
             (See Instructions)
             IN
====================================================================================================================


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CUSIP No. 421933 10 2                                        (Page 3 of 5 Pages)



Item 1(a). Name of Issuer:

     Health Management Associates, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     5811 Pelican Bay Boulevard
     Suite 500
     Naples, Florida 34108-2710

Item 2(a). Name of Person Filing:

     William J. Schoen

Item 2(b). Address of Principal Business Office, or, if None, Residence:

     Health Management Associates, Inc.
     5811 Pelican Bay Blvd., Suite 500
     Naples, Florida 34108-2710

Item 2(c). Citizenship:

     United States

Item 2(d). Title of Class of Securities:

     Class A Common Stock, $.01 par value

Item 2(e). CUSIP Number:

     421933 10 2

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

     Not  Applicable

Item 4. Ownership.

     (a)  Amount Beneficially Owned: 16,679,581 shares

          Such amount consists of: (i) an aggregate of 6,107,936 shares held by various trusts of which Mr. Schoen is settlor, trustee and/or beneficiary; and (ii) 10,571,645 shares subject to presently exercisable options held by Mr. Schoen.

     (b)  Percent of Class: 6.6%


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CUSIP No. 421933 10 2                                        (Page 4 of 5 Pages)


     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 10,602,011

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or direct the disposition of: 10,602,011

          (iv)  shared power to dispose or direct the disposition of: 6,077,570

Item 5. Ownership of Five Percent or Less of a Class.

     Not  applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not  Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not  Applicable

Item 8. Identification and Classification of Members of the Group.

     Not  Applicable

Item 9. Notice of Dissolution of Group.

     Not  Applicable

Item 10. Certification.

     Not  Applicable



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CUSIP No. 421933 10 2                                        (Page 5 of 5 Pages)



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002                     /s/ William J. Schoen
                                             -----------------------------------
                                               William J. Schoen